NO ACT

P.E.
01/07/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



13002101

Received SEC

FEB 06 2013

Washington, DC 20549

February 6, 2013

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-06-13

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated January 7, 2013

Dear Mr. McGawn:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Chipotle by Amalgamated Bank's LongView LargeCap 500 Index Fund. We also have received a letter on the proponent's behalf dated January 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

February 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated January 7, 2013

The proposal relates to executive compensation.

We are unable to concur in your view that Chipotle may exclude the proposal under rule 14a-8(b). In our view, the proponent has provided a written statement regarding its intent to hold Chipotle's common stock through the date of the meeting of shareholders as required by rule 14a-8(b). Accordingly, we do not believe that Chipotle may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

15 January 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Chipotle Mexican Grill, Inc.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for Chipotle Mexican Grill ("Chipotle" or the "Company") dated 7 January 2013 ("Chipotle Letter"). In that letter Chipotle seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2013 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and Chipotle's Objections.

The Fund's resolution asks Chipotle's board "to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine."

Chipotle's objections have nothing to do with the substance of the proposal, only the Fund's statement as to its intent to hold through the annual meeting. Chipotle's "deficiency letter" identified three alleged deficiencies, two of which were frivolous and have been dropped.[1] The only one that Chipotle pursues here is Chipotle's assertion that the Fund has not established an intent to continue ownership (in whatever form) through the date of the annual meeting. Why? Chipotle posits that the Fund is an S&P 500 index fund, and therefore, the Fund may have to sell its Chipotle shares if, prior to the annual meeting, Chipotle is dropped from the S&P 500 index.

Chipotle offered no reason to believe that its departure from the S&P 500 was at all imminent. In any event, the Fund responded to the deficiency letter by submitting a letter from an executive at Amalgamated Bank (as the Fund's trustee) (Chipotle Letter, Ex. C). This letter explained that–

> the Fund anticipated this objection a number of years ago, and the Fund's governing documents explicitly allow the Fund to retain continuous ownership of the requisite level of holdings past the date that a portfolio company is dropped from an S&P index through the date of the annual meeting where a resolution will be voted. The Fund has maintained shares in that situation in the past and will do so here if Chipotle is removed from the S&P 500.

This was not enough, however, to mollify Chipotle. In an e-mail dated 2 January 2013, Chipotle's counsel demanded that the Fund–

> provide documentation of (i) the provisions in the LongView Fund's governing documents allowing the Fund to retain, past the date a portfolio company is dropped from the S&P 500 index, continuous ownership of the level of share ownership required to qualify a shareholder to make a proposal under Rule 14a-8 regarding such portfolio company, and (ii) past instances in which the Fund has maintained the requisite level of share ownership holdings in that situation in the past.

---

[1] Chipotle first claimed that the Fund's ownership confirmation letter was inadequate because it said that the Fund "plans" to continue ownership through the date of the annual meeting, whereas Rule 14a-8(b) requires one to "intend" to continue ownership. (Chipotle Letter, Ex. B). Chipotle could not explain the distinction between "plans" and "intentions," but to avoid litigating the issue, the Fund sent back a letter using Chipotle's magic word "intends" (Chipotle Letter, Ex. C).

Chipotle's second claim, also abandoned, is that, if the Fund's confirmation letter did not say what kind of "ownership" the Fund would seek to maintain until the annual meeting. The Fund responded that Rule 14a-8(b) does not require a proponent to identify what kind of "ownership" was needed, but that the Fund had authority to vote the shares and would vote them in conjunction with the meeting (Chipotle Letter, Ex. C).

The Fund demurred, explaining that Rule 14a-8(b) requires only that a proponent "state an intent," which the Fund had now done twice and had even gone a step further to explain *why* the Fund could state with confidence that it would retain enough shares to satisfy the rule. This no-action request followed.

Discussion.

Put bluntly, the Rule does not require a proponent, bank or broker to respond to a company's bald request to "prove to us that you're not lying." There may be times when a company has compiled evidence, which the company will cite in a deficiency letter, as to why there are questions as to ownership. However, Chipotle gave the Fund no such explanation here, either before or after Amalgamated Bank responded to the deficiency.

We respectfully ask the Division to reject requests to provide further information when, as here, there has been a fully plausible explanation of why ownership will continue through the meeting date and when there is no limiting principle as to a company's document requests. Suppose that the Fund had provided the necessary documents, yet Chipotle still thought they were inadequate. Does Rule 14a-8(b) allow the Company to demand minutes of the meeting at which the trust documents were changed? To take depositions of trustees present at the meeting? The Rule has never been interpreted to permit a wide-ranging investigation of intent within the broad parameters normally associated with civil discovery, yet that is what Chipotle seems to want.[2]

Chipotle's objections are thus baseless and should be dismissed. This is demonstrated by the text of Rule 14a-8(b), which requires simply a statement that the proponent intends to continue ownership through the date of the meeting and a statement from a bank or broker (in most circumstances) that the requisite number of shares have been held for one year prior to the date the proposal is submitted.

The Fund provided these assurances on two occasions, along with an explanation as to why this representation should be believed. The Fund's statements are more than enough to satisfy Rule 14a-8(b), and Chipotle's correspondence with the Fund never identified why the Company did not believe those representations.

More fundamentally, Chipotle seems to be inviting the Division to wade deeply into questions of a proponent's "intent" and to make factual findings based on written submissions. Rule 14a-8(b) has never required such fact finding, and if

[2] In a later e-mail, Chipotle's counsel said that if the Fund were to provide the requested documents, he could "take that into consideration" in deciding whether to seek no-action relief. There was thus no assurance that even if the documents said exactly what the Fund had represented them as saying that Chipotle's counsel would be satisfied.

the Division should accept Chipotle's invitation, the Rule 14a-8 process would be more cumbersome than was ever intended for proponents and the Division alike.

Furthermore, such a review is not only cumbersome, but unnecessary. If Chipotle is concerned that an index fund might have to sell its Chipotle shares upon a de-listing, Chipotle will know exactly when any de-listing occurs and can then try to verify current holdings.

Chipotle's argument appears to hinge on *Millacron Inc.* (23 March 2005), in which Millacron raised a similar challenge as to the ability of another LongView Fund to continue ownership through the ownership meeting. That Fund responded that the continuous holding requirement had been satisfied when no objective indicia (*e.g.*, a drop in market cap below the S&P 500 minimum) suggested that Millacron was going to be dropped from the index any time soon. Before the Division could issue a ruling, that Fund had a dialogue with Millacron on the merits and withdrew its proposal.

That was the first (and until now, the only) time that a company had raised this objection with a LongView Fund. After receiving the Millacron letter, however, the Funds' trustees decided to eliminate any question on this point going forward. They duly amended the various trust documents to explicitly provide, as the Bank explained to Chipotle, that if Standard & Poor's drops a company from an index whose shares a Fund is using to make a proposal, the Fund will maintain enough shares to maintain the requirement of continuously holding $2000 of shares through the date of the meeting.

Is there a reason why Chipotle should have a *bona fide* doubt as to the accuracy of this explanation? If so, Chipotle never shared it with the Fund, although it now cites so-called "marketing materials" from Amalgamated Bank's web site. In doing so, however, Chipotle ignores key words and phrases that, if anything, demonstrate the accuracy of the Fund's representations. The key paragraphs that Chipotle cites from Amalgamated Bank's web site state:

> Amalgamated Bank's LongView family of equity index strategies provide investment results that *approximate* the performance of the targeted Standard & Poor's Composite Index (the "S&P Index"). The strategies invest in all the stocks that are contained in the targeted S&P Index, in *approximately* the same proportions as they are represented in that Index. This indexing technique is known as "full" or "complete" replication.
>
> Equity index strategies offer the advantage of low portfolio turnover and related transaction expense. *Generally,* Amalgamated will only rebalance the equity index strategies due to changes in the composi-

tion of the applicable index and the timing and size of admissions and withdrawals.

We highlight in italics several qualifiers that Chipotle seems to have deliberately ignored, *i.e.*, statements that the Fund's return will "approximate" the return of the S&P index, that shares are held in "approximately" the same proportions as the targeted index, and that rebalancing occurs "generally" in certain situations.

The Fund's policy of holding on to enough shares to continue ownership through the meeting is fully consistent with these descriptions. As a practical matter, if Chipotle were dropped from the S&P 500 index, the effect on the Fund's overall performance would be minimal and would not significantly disrupt the expectations of investors who seek a product that replicates the return of the S&P 500. After all, there are 500 companies in that index, and thus most companies make up only a fraction of one percent of that index. Thus, the Fund can liquidate all but several thousand dollars of its holdings in an individual company and still "approximate" the performance of the overall index, etc.

This brings us to yet another flaw in Chipotle's argument. The Bank's web page, which Chipotle views as "marketing materials," is not the only information made available to potential investors. Each of the LongView Funds is part of a "collective investment trust," which is an investment vehicle for pension funds and certain other employee benefit plans that are administered by a bank or trust company. Collective investment trusts are subject to regulation under ERISA and Department of Labor regulations, as well as state and federal banking laws. The LongView Funds provide potential investors with disclosure statements and plan documents before investors purchase any units, and those documents fully disclose the "holdback" provision described above.

Conclusion.

For these reasons, Chipotle has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Michael M. McGawn, Esq.



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of the LongView LargeCap 500 Index Fund
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, its "2013 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Amalgamated Bank and its LongView LargeCap 500 Index Fund (the "Fund").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2013 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Fund and its counsel. Also included herewith are copies of the Shareholder Proposal (Exhibit A), a letter from the Company to counsel for the Fund dated December 20, 2012 (Exhibit B), and a letter from Amalgamated Bank, on behalf of the Fund, to the Company dated December 21, 2012 (Exhibit C).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Fund that if the Fund elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect [sic] any contractual rights in existence on the date this proposal is adopted.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b) because, as an index fund, the investment decisions of which are dictated by the inclusion of securities in an independent stock market index over which the Fund does not exercise control, the Fund cannot satisfy the requirements of Rule 14a-8(b)(2).

BACKGROUND

The Fund's counsel submitted the Shareholder Proposal to the Company in a letter received by the Company on December 7, 2012. The Company notified the Fund on December 20, 2012 (see Exhibit B) of certain procedural and eligibility deficiencies related to the Shareholder Proposal, which the Fund partially remedied in communications to the Company on December 21, 2012 (see Exhibit C). The Fund further argued that provisions of the Fund's governing documents allow the Fund to retain continuous ownership of the requisite level of holdings of company securities past the date that a portfolio company is dropped from an S&P index through the date of the annual meeting where a resolution sponsored by the Fund will be voted. However, the Fund and its counsel have refused to provide the Company with copies of any such governing documents or the specifically-cited provisions.

ANALYSIS

Pursuant to Rule 14a-8(b), a proponent of a shareholder proposal must provide the subject company with a written statement of intent to continue to hold the subject company's securities through the date of the meeting of shareholders.

Amalgamated Bank's web site materials related to its LongView family of equity index strategies describe such strategies as "passive," and state that the funds "invest in all the stocks that are contained in the targeted S&P Index, in approximately the same proportions as they are represented in that index. This indexing technique is known as 'full' or 'complete' replication." The funds' web site further states that "[g]enerally, Amalgamated will only rebalance the equity index strategies due to changes in the composition of the applicable index and the timing and size of admissions and withdrawals." See http://www.amalgamatedbank.com/home/iamc/assetmgmt/strategies/equity (accessed December 20, 2012). As a passively-managed portfolio that seeks to approximate the performance of the S&P 500 Index, the Fund's publicly-available materials indicate that the Fund's ownership decisions are dictated by the inclusion or exclusion of a company's securities in such index rather than by the Fund's (or its manager's) intentions or plans with relation to such securities.

"S&P U.S. Indices Methodology," a publication of Standard & Poor's dated March 2012, explains on pages 7 and 10 that changes to the indices, including the S&P 500 Index, are made "as needed." That being the case, and in light of the Fund's public indications regarding its investment strategy, we do not believe the Fund can credibly make the statement that it intends to own the Company's securities through the date of the Company's 2013 Annual Meeting, because if the Company were omitted from the S&P 500 Index – a decision entirely independent from and beyond the control of the Fund or its investment manager - the Fund's publicly-advertised investment strategy would dictate that the Fund dispose of its Company securities.

Stated another way, in view of the Fund's public indications regarding its investment strategy, any statements of its intent to own the Company's securities through the date of the annual meeting are implicitly qualified by the Fund's descriptions of its investment strategy - most notably its statements that the Fund will "invest in all the stocks that are contained in the targeted S&P Index" and "will . . . rebalance the equity index strategies due to changes in the composition of the applicable index." The Staff has made clear that a qualified statement of intent to hold company securities through the date of the annual meeting does not meet the requirements of Rule 14a-8(b), and that should be the case for the Shareholder Proposal as well.

In the Fund's letter to the Company on December 21, 2012 (see Exhibit C), the Fund argued that provisions of its governing documents allow the Fund to retain continuous ownership of the requisite level of holdings of the Company's securities past the date of the Company's 2013 Annual Meeting even if the Company were to be dropped as a component of the S&P 500 Index prior to such time. However, in view of the apparent conflict between this representation and the Fund's public marketing materials, the Company has requested documentation of these provisions. Furthermore, we believe it is appropriate for the Fund to be required to provide such materials in order to allow the Company and the Staff to determine whether the actual language of the provisions described does indeed give the Fund sufficient discretion over its ownership of Company securities to enable the Fund to justifiably make the statement required by Rule 14a-8(b). The Fund and its counsel have refused to provide the Company with copies of any such governing documents or the specifically-cited provisions, and therefore it is impossible to determine whether any such documents or provisions do, indeed, enable the Fund to make the required statement reasonably and in good faith. In addition, the Fund has informed us, in an e-mail received on January 7, 2013, that in past instances in which a company to which the Funds' family had directed a shareholder proposal was removed from the relevant S&P Index, the applicable fund voluntarily withdrew the proposal. After explaining that history, the Fund went on to state that in the event Chipotle were dropped from the S&P 500 Index, Chipotle could contact the Fund and inquire as to its current holdings as of that date. This apparent suggestion that the Fund may sell Chipotle's stock in the event of Chipotle's removal from the S&P 500 Index - which removal is, as previously noted, beyond the Fund's control - further qualifies the Fund's statement of intent to continue ownership of the Company's stock as required by Rule 14a-8(b), and therefore violates the requirements of the Rule, or alternatively, further calls into question the Fund's ability to justifiably make the statement required thereby.

In light of the foregoing, the Company has relied on the Fund's public marketing materials, and determined that the Fund has failed to meet its burden of proof that it intends to hold the requisite amount of Company securities through the date of the Company's 2013 Annual Meeting. Therefore, the Fund is not eligible to submit the Shareholder Proposal and the Company has determined that it should be omitted from the 2013 Proxy Materials.

CONCLUSION

The Company provided the Fund and its counsel with a timely and adequate written notice that clearly and fully explained the defects in the Shareholder Proposal and the time for the Fund's response (see Exhibit B). We believe that Fund cannot reasonably make the statement regarding its intent to own the Company's stock through the date of the Company's 2013 Annual Meeting, as included in the Fund's response, in light of the Fund's publicly-described investment strategy, or that the statement included is implicitly qualified by such publicly-described investment strategy. For the foregoing reasons, we respectfully request the Staff to confirm that it will not recommend any enforcement action if the Shareholder Proposal is excluded from the Company's 2013 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,



CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Cornish Hitchcock, Hitchcock Law Firm PLLC
(via e-mail to conh@hitchlaw.com)

Scott Zdrazil, Amalgamated Bank
(via e-mail to scottzdrazil@amalgamatedbank.com)

Exhibit A

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • SUITE 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

6 December 2012

Mr. Monty Moran
Co-Chief Executive Officer and Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Moran:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I am submitting the enclosed shareholder proposal for inclusion in the proxy materials that Chipotle Mexican Grill, Inc. plans to circulate to shareholders in anticipation of the 2013 annual meeting. The proposal relates to executive compensation policies.

The Fund is an S&P LargeCap 500 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of Chipotle Mexican Grill common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2013 annual meeting, which a representative is prepared to attend.

We would be pleased to have a dialogue with you on the issues raised by this resolution. If you believe that such a dialogue would be helpful, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Chipotle Mexican Grill allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, if the five senior executives had been terminated without cause after a change of control, or if they had departed for good reason, they would have been eligible to receive almost $200 million in unvested stock-only stock appreciation rights and performance shares, based on the stock price at the end of 2011, with over $73 million apiece going to the two co-CEOs.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other S&P 500 corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.



6 December 2012

Mr. Monty Moran
Co-Chief Executive Officer
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, CO 80202

Via courier

Re: Shareholder proposal for 2013 annual meeting

Dear Mr. Moran:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 5,550 shares of Chipotle Mexican Grill, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2013 annual meeting.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First VP – Corporate Governance



Exhibit B



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 20, 2012

Hitchcock Law Firm PLLC
Attn: Cornish F. Hitchcock
5614 Connecticut Avenue, N.W., Suite 304
Washington, D.C. 20015-2604

Via e-mail to conh@hitchlaw.com and FedEx overnight delivery

Re: Shareholder Proposal Received on December 7, 2012

Dear Mr. Hitchcock:

Pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), Chipotle Mexican Grill, Inc. (the "Company") hereby notifies Amalgamated Bank and its LongView LargeCap 500 Index Fund (the "Fund") of eligibility deficiencies related to the Fund's Shareholder Proposal (the "Shareholder Proposal") submitted for inclusion in the Company's proxy statement for its 2013 annual meeting of shareholders (the "Annual Meeting"), which Shareholder Proposal was received by the Company on December 7, 2012. Specifically, the Fund fails to comply with the requirements of Rule 14a-8(b)(2) concerning the Fund's intention to hold the requisite amount of the Company's securities through the date of the Annual Meeting.

As purported proof of the Fund's intention to satisfy the requirement of Rule 14a-8(b)(1) that the Fund hold the requisite amount of the Company's securities through the date of the Annual Meeting, you submitted on the Fund's behalf (1) your statement that the Fund "plans to continue ownership through the date of the 2013 annual meeting," and (2) the statement of Scott Zdrazil, First VP – Corporate Governance of Amalgamated Bank, that the Fund "plans to continue ownership through the date of [the Company's] 2013 annual meeting."

First, we note that a statement that the Fund "plans" to continue ownership of the Company's securities through the date of the Annual Meeting is not sufficient to meet the requirements of Rule 14a-8(b)(2). Rule 14a-8(b)(2) specifically states that a proponent must submit a written statement that it "intend(s)" to continue to hold the securities through the date of the annual meeting. See Rule 14a-8(b)(2); Rule 14a-8(b)(2)(i); Rule 14a-8(b)(2)(ii). Although a statement of a 'plan' to hold securities may be similar to a statement of an 'intent' to hold securities, it leaves to question whether the Fund's repeated avoidance of the wording from the applicable rule evidences, e.g., the possibility of changing 'plans' at a later time or of otherwise wishing to communicate something other than an 'intent' to hold securities as required by Rule 14a-8(b)(2). For this reason we do not believe the Fund's materials accompanying the Shareholder Proposal satisfy the standards of Rule 14a-8(b)(2).

Second, we note that Rule 14a-8(b)(2) requires a shareholder wishing to submit a shareholder proposal to provide a written statement that such shareholder intends to continue to hold the requisite number of shares through the date of the meeting at which the proposal will be voted on by the shareholders. The Fund's submission indicates only that the Fund plans to "continue ownership," without specification of what "ownership" will be "continued" and without specifying any particular level of such ownership. In order to satisfy the requirements of Rule 14a-8(b), the Fund must submit a written statement that it intends to continue holding the requisite number of shares of the Company's securities through the date of the Annual Meeting.

Finally, as a passively-managed portfolio that seeks to approximate the performance of the S&P 500 Index, the Fund's ownership decisions are dictated by the inclusion or exclusion of a company's securities in such index rather than by the Fund's (or its manager's) intentions or plans with relation to such securities.[1] That being the case, the Fund cannot credibly make the statement that it intends to own the Company's securities through the date of the Annual Meeting, because if the Company were omitted from the S&P 500 Index - a decision entirely independent from and beyond the control of the Fund or its investment manager - the Fund's investment strategy would dictate that the Fund dispose of its Company securities.

In light of the foregoing, the Company has determined that the Fund has failed to meet its burden of proof that it intends to hold the requisite amount of Company securities through the date of the Annual Meeting, and that the Fund is therefore not eligible to submit the Shareholder Proposal or any other proposal.

Any response to this notification must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date you, as representative of the Fund, receive this notification. Any such response should address the issues set forth in this letter so as to prove that the Fund intends to hold the requisite amount of Company securities through the date of the Annual Meeting, and that the Fund can credibly substantiate such an intent in light of its stated investment strategy. If within the required fourteen calendar day period, the Fund does not respond to the Company in writing as to the foregoing matters, then we believe the Company will be entitled to exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting.

This letter does not waive or nullify any rights the Company may have to (1) exclude the Shareholder Proposal from the Company's proxy statement for the Annual Meeting on any basis other than as stated herein, or (2) object in any other appropriate manner to the Fund's shareholder proposal.

CHIPOTLE MEXICAN GRILL, INC.



Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

[1] Amalgamated Bank's web site materials related to its LongView family of equity index strategies describe the funds' strategy as to "invest in all the stocks that are contained in the targeted S&P index, in approximately the same proportions as they are represented in that index. This indexing technique is known as 'full' or 'complete' replication." See http://www.amalgamatedbank.com/home/iamc/assetmgmt/strategies/equity (accessed December 20, 2012).

Exhibit C



December 21, 2012

Mr. Monty Moran
Co-Chief Executive Officer and Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street, Suite 500
Denver, Colorado 80202

Dear Mr. Moran:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write to respond to Michael McGawn's letter to our outside counsel, Cornish F. Hitchcock, dated December 20, 2012.

Mr. McGawn objects to the fact that my letter confirming ownership of the amount of shares required to submit a shareholder proposal states that the Fund "plans to continue ownership [of the requisite number of shares] through the date of your 2013 annual meeting." The objection is that my letter failed to state that the Fund "intends" to continue ownership through that date. Mr. McGawn's letter does not really explain the difference in meaning between "plans" and "intends" in this context. One's intent can change no less than one's plans. Nonetheless, I will confirm that the Fund "plans" to continue ownership of at least $2000 worth of Chipotle shares through your 2013 annual meeting and also "intends" to continue at least that level of ownership through that meeting.

Mr. McGawn's second objection is that my letter states that the Fund plans to "continue ownership" of these shares through the 2013 annual meeting without identifying the nature of the "ownership" to be continued. There are two answers. First, Rule 14a-8(b) does not require a shareholder to identify the type of ownership interest that one must possess, so my letter is sufficient as is. Second, to the extent that Rule 14a-8(b)(1) requires an eligible shareholder to have held shares that are "entitled to vote on the proposal at the meeting," I will confirm that the Fund meets that criterion and has authority to vote the shares of common stock upon which it relies here.

Finally, Mr. McGawn posits that the Fund cannot establish continued ownership through the annual meeting because it is an index fund and may have to sell its shares if Chipotle is removed from the S&P 500 index. The Fund anticipated this objection a number of years ago, and the Fund's governing documents explicitly allow the Fund to retain continuous ownership of the requisite level of holdings past the date that a portfolio company is dropped from an S&P

America's Labor Bank

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index through the date of the annual meeting where a resolution sponsored by the Fund will be voted. The Fund has maintained shares in that situation in the past and will do so here if Chipotle is removed from the S&P 500 before the 2013 annual meeting. There is thus no basis for Mr. McGawn's speculation that the Fund might become ineligible to sponsor its shareholder resolution at the 2013 annual meeting.

Sincerely,



Scott Zdrazil
First Vice President